SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Tripadvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Renee L. Wilm, Esq.
Chief Legal Officer / Chief Administrative Officer
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5200

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

Common Stock:  896945201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty TripAdvisor Holdings, Inc. (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 29,245,893 shares (2) (3)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,245,893 shares (2) (3)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,245,893 shares (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 21.7% (3) (4)

14.	Type of Reporting Person (See Instructions) CO

(1)	The share amounts included in the table reflect Liberty TripAdvisor Holdings, Inc.’s, a Delaware corporation (the “Reporting Person”), pro forma beneficial ownership assuming the delivery of 1,713,859 shares of Common Stock (as defined below) to Certares LTRIP LLC (“Certares”) in connection with the closing of the transactions contemplated by the Stock Repurchase Agreement, dated as of March 22, 2021, by and between the Reporting Person and Certares, which is subject to certain conditions. See Item 6.

(2)	Consists of 16,445,894 shares of Tripadvisor, Inc.’s, a Delaware corporation (the “Issuer”), Common Stock, par value $0.001 per share (“Common Stock”), and 12,799,999 shares of the Issuer’s Class B Common Stock, par value $0.001 par value per share (“Class B Common Stock”), beneficially owned by the Reporting Person.

(3)	Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock.

(4)	Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 57.8% of the voting power of the Issuer. See Item 5. Such percentage interests are based on there being outstanding, as of the close of business on February 12, 2021, 122,029,254 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission on February 19, 2021 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Statement of

LIBERTY TRIPADVISOR HOLDINGS, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

TRIPADVISOR, INC.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 4 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Reporting Person”), with respect to Tripadvisor, Inc., a Delaware corporation (the “Issuer”), on August 29, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on June 30, 2016, Amendment No. 2 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on November 20, 2019 and Amendment No. 3 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on March 16, 2020 (collectively, the “Schedule 13D” and together with this Amendment, the “Statement”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Item 2(d)-(f) of the Schedule 13D is hereby replaced with the following information:

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”).  Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)     After giving pro forma effect to the delivery of 1,713,859 shares of Common Stock (as defined below) to Certares LTRIP LLC (“Certares”) in connection with the closing of the transactions contemplated by the Stock Repurchase Agreement, dated as of March 22, 2021, by and between the Reporting Person and Certares (the “Closing”), which is subject to certain conditions, the Reporting Person will beneficially own 16,445,894 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) and 12,799,999 shares of Class B Common Stock, par value $0.001 per share, of the Issuer (“Class B Common Stock”) which shares constitute 13.5% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. Assuming the conversion of all of the Reporting Person’s shares of Class B Common Stock into shares of Common Stock, the Reporting Person beneficially owns 21.7% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 57.8% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person. The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on February 12, 2021, 122,029,254 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on February 19, 2021, and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Mr. Gregory B. Maffei beneficially owns 28,588 shares of Common Stock. The Maffei Foundation beneficially owns 1,938 shares of Common Stock, as to which shares Mr. Maffei has disclaimed beneficial ownership. Mr. Michael Gregory O’Hara beneficially owns 2,822 shares of Common Stock underlying restricted stock units that vest on March 27, 2021 and following the closing of the transactions contemplated by the Repurchase Agreement, Mr. O'Hara may be deemed to beneficially own the 1,713,859 shares of Common Stock to be delivered to Certares in connection with the Closing. Mr. Albert E. Rosenthaler beneficially owns 23,680 shares of Common Stock.

(b)    The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the pledges and restrictions previously described in Item 6 of the Schedule 13D.

To the knowledge of the Reporting Person, each of Mr. Maffei and Mr. Rosenthaler have sole voting and dispositive power of the Common Stock beneficially owned by them. Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and dispositive power with respect to any shares held by the Maffei Foundation. Mr. O'Hara, an employee of Certares Management LLC or one of its affiliates (collectively, “Certares Management”), holds the shares of Common Stock beneficially owned by him for the benefit of Certares Management.

(c)     During the past sixty days, Mr. Michael J. Malone sold an aggregate of 12,125 shares of Common Stock in an open market transaction at $37.30 per share. Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)    Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

2021 Stock Repurchase Agreement

On March 22, 2021, the Reporting Person and Certares entered into a stock repurchase agreement (the “Repurchase Agreement”) pursuant to which, among other things, the Reporting Person agreed to repurchase from Certares approximately 39% of the shares of Series A Preferred Stock of the Reporting Person (the “Series A Preferred Stock”) held by Certares (or approximately 42% of the shares of Series A Preferred Stock held by Certares assuming the initial purchasers in the Offering (as defined below) elect to exercise in full the option to purchase additional debentures granted to them) at a per share price of $2,714.29. The aggregate purchase price for the shares of Series A Preferred Stock will be paid by a combination of cash and delivery of 1,713,859 shares of Common Stock.

The closing under the Repurchase Agreement is subject to the satisfaction or waiver, at or prior to such closing, of certain conditions, including (i) the closing of the Reporting Person’s previously announced private offering of $300 million aggregate original principal amount of the Reporting Person’s exchangeable senior debentures due 2051 (the “Offering”) with a minimum aggregate initial principal amount of $300 million, (ii) the termination of the Reporting Person’s $25 million Senior Secured Revolving Credit Facility and (iii) certain other customary closing conditions. In the event the initial purchasers of such debentures exercise their overallotment option, the Reporting Person will purchase additional shares of Series A Preferred Stock at a second closing at the same per share price as described above.

The Repurchase Agreement also provides that, subject to certain limited exceptions, Certares will be prohibited from transferring any shares of Common Stock for a period of six months commencing on the date of the Repurchase Agreement.

A more complete summary of the Repurchase Agreement is included in the Reporting Person’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2021. The summary of the Repurchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Repurchase Agreement, which is filed herewith as Exhibit 7(f), and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(f)	Stock Repurchase Agreement, dated as of March 22, 2021, by and between Liberty TripAdvisor Holdings, Inc. and Certares LTRIP LLC.

7(g)	Assistant Secretary’s Certificate.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: March 24, 2021

LIBERTY TRIPADVISOR HOLDINGS, INC.

By:	/s/ Brittany A. Uthoff
Name:	Brittany A. Uthoff
Title:	Vice President

[Signature Page to Liberty TripAdvisor Holdings, Inc. Amendment No. 4 to Schedule 13D]

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY TRIPADVISOR HOLDINGS, INC.

The name and present principal occupation of each director and executive officer of Liberty TripAdvisor Holdings, Inc. (“LTAH”) are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty TripAdvisor Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)
Gregory B. Maffei	Chairman of the Board, President and Chief Executive Officer of LTAH

Michael Gregory O’ Hara	Director of LTAH

Michael J. Malone	Director of LTAH

Chris Mueller	Director of LTAH

Albert E. Rosenthaler	Chief Corporate Development Officer and Director of LTAH

Larry E. Romrell	Director of LTAH

J. David Wargo	Director of LTAH

Brian J. Wendling	Chief Financial Officer and Senior Vice President of LTAH

Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer of LTAH

EXHIBIT INDEX

Exhibit No.	Description

7(a)	Governance Agreement, dated as of December 20, 2011, by and between TripAdvisor, Inc. and Liberty Interactive Corporation (incorporated by reference to Exhibit 99.3 to Liberty Interactive Corporation’s Schedule 13D in respect of common stock of TripAdvisor, Inc., filed with the Securities and Exchange Commission on December 30, 2011).*
7(b)	Assignment and Assumption of Governance Agreement, made as of August 12, 2014, by and among Liberty TripAdvisor Holdings, Inc., Liberty Interactive Corporation and TripAdvisor, Inc.*
7(c)	Assistant Secretary’s Certificate.*
7(d)	Investment Agreement, dated as of March 15, 2020, by and among Liberty TripAdvisor Holdings, Inc., the investors listed in Schedule I thereto, and solely for purposes of certain provisions therein, Gregory B. Maffei (incorporated by reference to Exhibit 4.1 to the Reporting Person’s Current Report on Form 8-K, filed with the SEC on March 16, 2020).*
7(e)	Certificate of Designations of 8% Series A Cumulative Redeemable Preferred Stock of Liberty TripAdvisor Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Reporting Person’s Current Report on Form 8-K, filed with the SEC on March 16, 2020).*
7(f)	Stock Repurchase Agreement, dated as of March 22, 2021, by and between Liberty TripAdvisor Holdings, Inc. and Certares LTRIP LLC.
7(g)	Assistant Secretary’s Certificate.

*Previously filed.